JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Annual Audit Report

December 31, 2020

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45304

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/20** (MM/DD/YY) AND ENDING **12/31/20** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **JHW Financial Services, Inc. dba Financial Telesis, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
4340 Redwood Highway, Suite B-75
(No. and Street)

San Rafael	**California**	**94903**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Elizabeth S. Collins **(415) 526-2759**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst Wintter & Associates LLP
(Name – *if individual, state last, first, middle name*)

675 Ygnacio Valley Road, Suite A200	**Walnut Creek**	**California**	**94596**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, **Elizabeth S. Collins**, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **JHW Financial Services, Inc. dba Financial Telesis, Inc.**, as of **December 31, 2020**, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE



, Signature

President

Title



Notary Public

LAURA STOTTS
Notary Public - California
Riverside County
Commission # 2232604
My Comm. Expires Mar 26 2022

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Stockholder of
JHW Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of JHW Financial Services, Inc. (the "Company") as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of JHW Financial Services, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to JHW Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter + Associates LLP

We have served as JHW Financial Services, Inc.'s auditor since 2009.
Walnut Creek, California
February 9, 2021

1

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Financial Condition

December 31, 2020

Assets		
Cash and cash equivalents	$	423,963
Commissions receivable		35,435
Accounts receivable		15,177
Other assets		12,819
Property and equipment, net of $13,244 accumulated depreciation		2,653
Total Assets	$	490,047

Liabilities and Stockholder's Equity

Liabilities

Accounts payable	$	16,801
Accrued pension liability		248,000
Accrued expenses		4,064
Deferred revenue		25,800
Total Liabilities		294,665

Stockholder's Equity

Common stock $50 stated value;10,000 shares authorized; 100 shares issued and outstanding)		5,000
Additional paid in capital		29,869
Retained earnings		160,513
Total Stockholder's Equity		195,382
Total Liabilities and Stockholder's Equity	$	490,047

The accompanying notes are an integral part of these financial statements.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Income

For the Year Ended December 31, 2020

Revenue		
Investment banking fees	$	3,431,472
Mutual fund and 12b-1 fees		308,872
Consulting fees		298,750
Commissions and fees		112,567
Total Revenue		4,151,661
Operating Expenses		
Commissions		3,287,990
Compensation and benefits		685,440
Professional fees		58,986
Rent		4,392
Depreciation		453
Other operating expenses		79,674
Total Operating Expenses		4,116,935
Income Before Income Tax		34,726
Income tax		3,036
Net Income	$	31,690

The accompanying notes are an integral part of these financial statements.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2020

	Common Stock	Additional Paid in Capital	Retained Earnings	Total
January 1, 2020	$ 5,000	$ 29,869	$ 355,019	$ 389,888
Distributions	-	-	(226,196)	(226,196)
Net income	-	-	31,690	31,690
December 31, 2020	$ 5,000	$ 29,869	$ 160,513	$ 195,382

The accompanying notes are an integral part of these financial statements.

4

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash Flows from Operating Activities		
Net income	$	31,690
Adjustments to reconcile net income		
to net cash provided by operating activities:		
Depreciation		453
(Increase) decrease in:		
Commissions receivable		14,287
Accounts receivable		6,432
Other assets		42,842
Increase (decrease) in:		
Accounts payable		4,761
Accrued expenses		2,992
Deferred revenue		24,700
Net Cash Provided by Operating Activities		128,157
Cash Flows from Investing Activities		
Purchase of equipment		(1,636)
Net Cash Used in Investing Activities		(1,636)
Cash Flows from Financing Activities		
Distributions paid		(226,196)
Net Cash Used in Financing Activities		(226,196)
Net Decrease in Cash and Cash Equivalents		(99,675)
Cash and cash equivalents at beginning of year		523,638
Cash and Cash Equivalents at End of Year	$	423,963
Supplemental Disclosures:		
Taxes paid	$	2,730

The accompanying notes are an integral part of these financial statements.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2020

1. Organization

JHW Financial Services, Inc. dba Financial Telesis, Inc. (the "Company"), a California S corporation, was incorporated on June 26, 1992 and registered as a broker-dealer under the Securities Exchange Act of 1934 in December 1992. The Company commenced securities transactions in January 1993. The Company primarily operates as an investment banking firm and provides compliance consulting as well as financial and operations principal ("FINOP") services to other registered broker dealers.

2. Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from those estimates.

Fair Value of Financial Instruments
Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying values of such amounts. The Company has no financial instruments required to be reported at fair value on a recurring basis.

Cash and Cash Equivalents
The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business, to be cash equivalents. At December 31, 2020, there were no cash equivalents.

Accounts Receivable
Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. Effective January 1, 2020, the provision of Accounting Standards Update 2016-13, Financial Instruments - Credit Losses ("ASU 2016-13") was adopted. ASU 2016-13 provides revised guidance on evaluating accounts and notes receivable and other financial instruments for impairment. ASU 2016-13 requires companies evaluate their financial instruments for impairment and record an allowance for doubtful accounts and/or bad debt expense based on certain categories of instruments rather than a specific identification approach. The provisions of this standard were adopted using a method to estimate the allowance for doubtful accounts that considered both the aging of accounts receivable and analyzed clients' financial condition, position in industry, and management integrity. Accounts receivable and the related allowance for doubtful accounts are written off when it becomes remote that payment for services will be received. Per management's analysis, no allowance for doubtful accounts was considered necessary as of December 31, 2020.

Equipment
Equipment is recorded at cost. Maintenance and repairs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful life (5 years) of the asset. The Company's policy is to capitalize equipment purchases greater than $1,000.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2020

2. **Significant Accounting Policies (continued)**

Benefit Plan
The Company provides a pension plan to eligible employees. The Company records annual amounts relating to this plan based on calculations specified by the U.S. GAAP. These U.S. GAAP calculations include various actuarial assumptions as to discount rates, assumed rates of return on plan assets, mortality, and compensation increases.

Leases
At inception, the Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Leases that have terms of one year or less are deemed short term and are expensed on a straight-line basis over the term of the lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities on the Statement of Financial Condition. For the year ended December 31, 2020, the Company had one short term lease.

Income Taxes
Commencing in 1995, the Company, with the consent of its stockholder, elected under the Internal Revenue Code to be taxed as an S corporation. In lieu of corporate income taxes, the Company's taxable income or loss is generally passed through to the corporation's stockholder. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The provision shown is for applicable state income taxes. The Company is no longer subject to income tax examinations by tax authorities for years before 2016.

Deferred income taxes are recognized for differences between the basis of assets and liability for financial statement and income tax purposes. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are not significant for the Company.

The provision for income taxes shown consists of the Company's share of state income taxes of $3,036.

3. **Recently Adopted Accounting Guidance**

ASU 2016-13 *Measurement of Credit Losses on Financial Instruments* **("ASU 2016-13")**
Effective January 1, 2020, the Company adopted ASU 2016-13 which requires entities to present financial assets, measured at amortized cost basis, at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis. The measurement of expected credit loss will be based on historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. The Company adopted this guidance using the modified retrospective adoption method and applied it to all applicable accounts. As a result, management determined there was no material impact on the Company's financial statements for the year ended December 31, 2020.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2020

4. Employee Benefit Plans

The Company has a qualified 401(k) profit sharing plan ("Plan") and a cash balance defined benefit plan ("Pension") for eligible employees.

The Plan covers substantially all employees meeting certain eligibility requirements. Participants may contribute a portion of their compensation to the Plan, up to the maximum amount permitted under Section 401(k) of the Internal Revenue Code. The Company is able to make discretionary contributions to the Plan. For 2020, the Company did not make a contribution to the Plan.

The Company sponsors a noncontributory, defined-benefit cash balance pension plan (the Pension) that covers all eligible employees of the Company. Benefits are based on the value of the participants' Cash Balance Account. The Cash Balance Account consists of the accumulated value of all Cash Balance Credits and Interest Credits provided under the terms of the Pension. Cash Balance Credits are based on a participant's age and pension compensation. The funding policy for the Pension is to contribute amounts sufficient to meet the minimum funding requirement of the Employee Retirement Income Security Act of 1974 plus any additional amount that the Company may determine to be appropriate. Currently the only eligible employee is the sole shareholder of the Company. Since the Company has designed the Pension for one individual, in accordance with FASB ASC 715, Compensation-Retirement Benefits, the Pension is accounted for as a Deferred Compensation Arrangement. The Company makes contributions to the Pension equal to the amounts accrued for pension expense. The sole stockholder has been designated as the trustee of Pension assets. The trustee has the sole discretion to invest Pension assets.

The annual measurement date is December 31 for the Pension benefits. The following table provides information about the plan assets and the funded status of the Company's Plan and Pension benefits as of December 31, 2020:

	Plan	Pension
Fair value of plan assets at December 31	$ 1,010,182	$ 874,582
Employer contributions	-	248,000
Participant contributions	26,000	-
Benefits paid	-	-
Amounts recognized in the Statement of Financial Condition consist of:		
Assets	$ -	$ -
Liabilities	-	248,000
	$ -	$ 248,000

8

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2020

4. Employee Benefit Plans (continued)

Pension Plan Assets

The Company's overall investment strategy is to provide a regular and reliable source of income to meet the liquidity needs of the Pension and minimize reliance on Pension sponsor contributions as a source of benefit security. The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The target allocation ranges by major asset classes are central to the investment policy. The objective of the target allocations is to ensure Pension assets are invested with the intent to protect assets and provide long-term growth. By protecting Pension assets and providing long term growth, the Pension aims to maximize the amounts available to provide benefits without undue risk. Also considered are the weighted average return of a capital markets model and historical returns on comparable equity, debt, and other investments. The overall investment strategy is to achieve approximately 40% to 60% equities securities and 40% to 60% fixed income securities. As of December 31, 2020, the Pension was invested as follows: equity securities 47%, fixed income securities 42%, and cash and cash equivalents of 11%. Fixed income securities include corporate bonds of companies in diversified industries. Other investments are short-term in nature, including certificates of deposit and time deposits.

The fair values of the Company's pension plan assets at December 31, 2020, by asset category are as follows:

	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Exchange Traded Funds (a)	$ 6,920	$ 6,920	-	-
Mutual Funds (a)	651,405	651,405	-	-
CDs (b)	116,555	116,555	-	-
Money Market (b)	99,702	99,702	-	-
Total	$ 874,582	$ 874,582	-	-

(a) Securities with the primary objective of approximating the risk and return characteristics of the S&P 500 Index and S&P 700 Index.

(b) Investment vehicles for cash reserves.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2020

5. Revenues from Contracts with Customers

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

The following provides detailed information on the recognition of revenues from contracts with customers:

Investment Banking Fees
Clients are provided with a full range of financial advisory services which primarily consist of fees generated in connection with merger, acquisition and restructuring transactions. Financial advisory service revenue can be both fixed and variable and can be recognized over time and at a point in time. Typically, merger and acquisition engagements consist of both installment fees and transaction fees. Installment fees are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. Transaction fees are recognized at a point in time when the agreed upon service has been provided or transaction is completed since the related performance obligation has been satisfied. Milestone payments are recognized upon the completion of specific milestones.

Mutual Fund Fees, 12b-1 Fees, and Commissions and Fees from Trading ("Fees")
The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive Fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2020

5. **Revenues from Contracts with Customers (continued)**

Consulting Fees

The Company provides compliance consulting services as well as financial and operations principal services to other registered broker dealers for a monthly consulting fee. These consulting fees are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided.

Disaggregation of Revenue

The following table presents the Company's revenues from contracts with customers by business activity for the year ended December 31, 2020:

	Institutional Investors	Private Client	Broker-Dealer	Total
Revenues from contracts with customers:				
Investment banking fees – transaction fees	$ 3,284,150	$ -	$ -	$ 3,284,150
Investment banking fees – milestone fees	147,322	-	-	147,322
Mutual fund and 12b-1 fees	-	308,872	-	308,872
Commissions and fees from trading	-	112,567	-	112,567
Consulting fees	-	-	298,750	298,750
Total revenues from contracts with customers	$ 3,431,472	$ 421,439	$ 298,750	$ 4,151,661

Contract Balances

Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. Fees received prior to the completion of the performance obligation are recorded as deferred revenue on the statement of financial condition until such time when the performance obligation is met. Deferred revenue primarily relates to installment fees received in investment banking engagements. Deferred revenue from contracts with customers totaled $1,100 and $25,800 as of January 1, 2020 and December 31, 2020 respectively. For the year ended December 31, 2020, $1,100 of income recognized was deferred in the prior year.

Alternatively, a receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers were $71,331 and $50,612 as of January 1, 2020 and December 31, 2020 respectively. There was no significant impairment related to these receivables for the year ended December 31, 2020.

Contract Costs

Direct incremental costs to obtain a contract or fulfill a contract are evaluated under the criteria for capitalization on a contract by contract basis. There were no capitalized contract costs as of December 31, 2020.

Expenses associated with investment banking advisory engagements are recognized as incurred as related performance obligations are satisfied over time. All investment banking advisory expenses are recognized as commission expense on the Statement of Income.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.

Notes to the Financial Statements

December 31, 2020

6. Lease Obligations

Per FASB 842-20-25-2, the Company has made an accounting policy election not to recognize right-of-use assets and lease liabilities that arise from short-term leases for any class of underlying asset. Since the Company's month-to-month office lease is deemed short-term, it does not recognize the related right-of-use asset or lease liability and instead expenses lease payments as incurred. For the year ended December 31, 2020, the Company paid $4,392 for this short-term lease and expensed such on the Statement of Income.

7. Risk Concentration

The Company's cash and cash equivalents consist of cash held at three financial institutions where they each may exceed government insurance limits during the year. At December 31, 2020, the Company's uninsured cash balances totaled $99,177.

For the year ended December 31, 2020, the Company earned 79% of revenue from three investment banking customers.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3- which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2020, the Company's net capital was $129,298 which exceeded the requirement by $109,654.

9. Risks and Uncertainties

The global pandemic caused by COVID-19 developed rapidly in 2020 and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

10. Subsequent Events

The Company has evaluated subsequent events through February 9, 2021, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act

JHW Financial Services, Inc.
dba Financial Telesis, Inc.
Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of December 31, 2020

Net Capital		
Total stockholder's equity	$	195,382
Less: Non-allowable assets		
Commissions receivable		35,435
Accounts receivable		15,177
Other assets		12,819
Property and equipment, net		2,653
Total non-allowable assets		66,084
Net Capital		129,298
Net minimum capital requirement of 6 2/3% of aggregate indebtedness of $294,665 or $5,000, whichever is greater		19,644
Excess Net Capital	$	109,654

Reconciliation with Company's Net Capital Computation
(Included in Part II of Form X-17A-5 as of December 31, 2020)

There were no material differences noted in the Company's net capital computation at December 31, 2020.

JHW Financial Services, Inc.
dba Financial Telesis, Inc.
Schedule II

Computation for Determination of the Reserve Requirements and
Information Relating to Possession or Control Requirements for
Brokers and Dealers Pursuant to Rule 15c3-3

For the Year Ended December 31, 2020

The Company engages in the retail of mutual funds, broker selling variable life insurance or annuities, and merger and acquisition advisory services. The Company does not accept customer funds or securities and will not have possession of any customer funds or securities in connection with Company activities. Therefore, in reliance on footnote 74 to SEC Release 34-70073 and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the firm will not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3 and there are no items to report under the requirements of this Rule.

ERNST WINTTER & ASSOCIATES LLP   *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200   *(925) 933-2626*
Walnut Creek, CA 94596   *Fax (925) 944-6333*

Review Report of Independent Registered Public Accounting Firm

To the Shareholder of
JHW Financial Services, Inc.

We have reviewed management's statements, included in the accompanying 15c3-3 Exemption Report, in which (1) JHW Financial Services, Inc. (the "Company") identified that the Company does not claim an exemption under 17 C.F.R. §240.15c3-3 based on reliance on Footnote 74 of the SEC Release No. 34-70073 because the Company limits its business activities exclusively to: the retail of mutual funds, selling variable life insurance or annuities, and mergers and acquisitions advisory services and (2) the Company stated that it did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. The Company's management is responsible for compliance and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on its exemption to Rule 15c3-3 under the Securities Exchange Act of 1934 as defined above.

Ernst Wintter + Associates LLP

Walnut Creek, California
February 9, 2021

Financial Telesis Inc.
4340 Redwood Highway, Suite B75
San Rafael, CA 94903

SEA Rule 15c3-3 Exemption Report

JHW Financial Services, Inc. dba Financial Telesis, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) the retail of mutual funds; (2) broker selling variable life insurance or annuities; (3) merger and acquisition advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

JHW Financial Services, Inc. dba Financial Telesis, Inc.

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Elizabeth Collins
President

January 24, 2021